EXHIBIT 99.1
First Quarter Report
Three Months Ended March 31, 2021
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
The following quarterly management’s discussion and analysis (“MD&A”) should be read in conjunction with our unaudited condensed consolidated financial statements and the accompanying notes of Sphere 3D Corp. (the “Company”) for the three months ended March 31, 2021. The condensed consolidated financial statements have been presented in United States (“U.S.”) dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Unless the context otherwise requires, any reference to the “Company,” “Sphere 3D,” “we,” “our,” “us” or similar terms refers to Sphere 3D Corp. and its subsidiaries. Unless otherwise indicated, all references to “$” and “dollars” in this discussion and analysis mean U.S. dollars.
This MD&A includes forward-looking statements that involve risks, uncertainties and assumptions that are difficult to predict. Words and expressions reflecting optimism, satisfaction or disappointment with current prospects, as well as words such as “believes,” “hopes,” “intends,” “estimates,” “expects,” “projects,” “plans,” “anticipates” and variations thereof, or the use of future tense, identify forward-looking statements, but their absence does not mean that a statement is not forward-looking. Forward-looking statements are based on information currently available to us and on estimates and assumptions made by us regarding, among other things, general economic conditions, in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate and reasonable in the circumstances, but there can be no assurance that such estimates and assumptions will prove to be correct. Many factors could cause actual results, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, but not limited to: the inability to maintain compliance with the requirements of the NASDAQ Capital Market and/or inability to maintain listing with the NASDAQ Capital Market; the limited operating history of Sphere 3D; the impact of competition; the investment in technological innovation; any defects in components or design of Sphere 3D’s products; the retention or maintenance of key personnel; the possibility of significant fluctuations in operating results; the ability of Sphere 3D to maintain business relationships; financial, political or economic conditions; financing risks; future acquisitions; the ability of Sphere 3D to protect its intellectual property; third party intellectual property rights; volatility in the market price for the common shares of the Company; compliance by Sphere 3D with financial reporting and other requirements as a public company; conflicts of interests; future sales of common shares by Sphere 3D’s directors, officers and other shareholders; dilution and future sales of common shares. For more information on these risks, you should refer to the Company’s filings with the securities regulatory authorities, including the Company’s most recently filed Annual Report on Form 20-F, which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. In evaluating such statements, we urge you to specifically consider various factors identified in this report, any of which could cause actual results to differ materially from those indicated by such forward-looking statements. Forward-looking statements speak only as of the date of this report and we undertake no obligation to publicly update any forward-looking statements to reflect new information, events or circumstances after the date of this report. Actual events or results may differ materially from such statements.

Overview
Sphere 3D was incorporated under the Business Corporations Act (Ontario) on May 2, 2007 as T.B. Mining Ventures Inc. On March 24, 2015, the Company completed a short-form amalgamation with a wholly-owned subsidiary. In connection with the short-form amalgamation, the Company changed its name to “Sphere 3D Corp.” Sphere 3D provides solutions for stand-alone storage and technologies that converge the traditional silos of compute, storage and network into one integrated hyper-converged or converged solution. We provide enterprise storage management solutions, and the ability to connect to public cloud services such as Microsoft Azure for additional delivery options and hybrid cloud capabilities. Our integrated solutions include a patented portfolio for operating systems for storage, proprietary virtual desktop orchestration software, and proprietary application container software. Our software, combined with commodity x86 servers, or purpose-built appliances, deliver solutions designed to provide application mobility, security, data integrity and simplified management. These solutions can be deployed through a public, private or hybrid cloud and are delivered through a global reseller network and professional services organization. We have a portfolio of brands including SnapServer®, HVE ConneXions (“HVE”) and UCX ConneXions (“UCX”), dedicated to helping customers achieve their IT goals.
Going forward, the Company intends to sponsor special purpose acquisition companies (“SPACs”). The purpose of the first such SPAC is intended to be to address the lack of capital resources for minority owned businesses. Shawn D. Rochester, a former corporate development and strategy executive and economic equity advocate, is expected to serve as CEO of that SPAC.
First Quarter of 2021 and Recent Key Events Include:
•On February 3, 2021, the Company received loan proceeds in the amount of $447,400 (the “PPP Funds”) and entered into a loan agreement with Citizens National Bank of Texas pursuant to the CARES Act. The amount borrowed by the Company under the CARES Act is eligible to be forgiven provided that (a) the Company uses the PPP Funds during the eight to twenty-four week period after receipt thereof, and (b) the PPP Funds are only used to cover payroll costs (including benefits), and other allowed expenses. The amount of loan forgiveness will be reduced if, among other reasons, the Company does not maintain staffing or payroll levels. Principal and interest payments on any unforgiven portion of the PPP Loan will be deferred for 16-months, accrue interest at a fixed annual rate of 1.0% and carry a five-year maturity date.
•On February 12, 2021, the Rainmaker Merger Agreement entered into on July 14, 2020, was terminated as the Company was unable to obtain all necessary regulatory approvals relating to the proposed transaction prior to the agreed date of January 31, 2021. No break-fee or termination costs were paid by either party.
•On March 3, 2021, the Company converted 1,600,000 Series C Preferred Shares held by Overland Storage, Inc. and issued two investors in the aggregate 1,440,000 common shares; (i) SBC Investments Ltd. (“SBC”) was issued 720,000 common shares, which Kathryn Fell is sole owner of SBC and has voting power over these common shares; and (ii) Tyrell Global Acquisitions Inc. (“Tyrell”) was issued 720,000 common shares, which Gordon McWilliams is sole owner of Tyrell and has voting power over these common shares.
•On March 9, 2021, the Company and Westworld entered into an Amendment to the Westworld SPA and on March 23, 2021 the Company issued 250,000 common shares of the Company with a fair value of $653,000 to Westworld for the Company’s failure to file a timely registration statement required under the Westworld SPA. In addition, on March 9, 2021, the Company converted 300 Series E Preferred Shares and issued 197,798 common shares of the Company to Westworld. On April 8, 2021, the Company was in default for failure to file a timely registration statement for the shares issued on March 9, 2021. As stated in the Amendment to the Westworld SPA, the Company incurs a penalty equal to 24.0% per annum on the fair value of $653,000 for the additional 250,000 common shares issued until there is a registration statement filed.
•Subsequent to March 31, 2021, the Company has issued 759,620 common shares of the Company to Westworld for the conversion of 1,050 Series E Preferred Shares.
~~•~~On April 27, 2021, the Company issued 150,000 common shares of the Company with a fair value of $297,000 under a professional services agreement dated April 19, 2021.

Results of Operations
The following table sets forth certain financial data as a percentage of revenue:

	Three Months Ended March 31,
	2021	2020
Revenue	100.0%	100.0%
Cost of revenue	54.1	54.2
Gross profit	45.9	45.8
Operating expenses:
Sales and marketing	32.3	30.1
Research and development	25.2	33.6
General and administrative	123.9	97.4
	181.4	161.1
Loss from operations	(135.5)	(115.3)
Interest expense	(54.2)	(0.9)
Other (expense) income, net	(62.6)	6.9
Net loss	(252.3)	(109.3)
Dividends on preferred shares	20.5	—
Net loss available to common shareholders	(272.8)%	(109.3)%
The First Quarter of 2021 Compared with the First Quarter of 2020
Revenue
We had revenue of $0.9 million during the first quarter of 2021 compared to $1.0 million during the first quarter of 2020. Revenue primarily consists of service revenue for the first quarter of 2021 and 2020.
Gross Profit
Gross profit and margin were as follows (in thousands, unless otherwise noted):

	Three Months Ended March 31,
	2021	2020	Change
Gross profit	$431	$463	(6.9)%
Gross margin	45.9%	45.8%	0.2%

Operating Expenses
Sales and Marketing Expense
Sales and marketing expenses were $304,000 for both the first quarter of 2021 and 2020.
Research and Development Expense
Research and development expenses were $237,000 and $339,000 for the first quarter of 2021 and 2020, respectively. The decrease of $102,000 was primarily due to a decrease in employee and related expenses associated with a lower average headcount.
General and Administrative Expense
General and administrative expenses were $1,165,000 and $984,000 for the first quarter of 2021 and 2020, respectively. The increase of $181,000 was due to $310,000 of outside contractor fees related to business advisory services offset primarily by a decrease in amortization expense for intangibles.
Interest Expense
Interest expense was $509,000 and $9,000 for the first quarter of 2021 and 2020, respectively. The increase of $500,000 was for debt costs and a penalty fee related to the Oasis July 2020 promissory note payable. In March 2021, the Oasis note payable was satisfied in full and a new Oasis convertible promissory note payable was issued in the amount of $796,000 which included $241,000 for penalty fees for the defaults on the July 2020 promissory note which is included in related party interest expense.
Other Expense (Income), net
Other income (expense) was $588,000 of expense, net and $70,000 of income, net, for the first quarter of 2021 and 2020, respectively. The first quarter of 2021 expense, net, primarily related to a penalty incurred for the Series E Preferred Shares for failure to file a timely registration statement required under the Westworld Securities Purchase Agreement. The Company issued 250,000 common shares of the Company with a fair value of $653,000 to Westworld for the penalty fee.
Liquidity and Capital Resources
We have recurring losses from operations and a net working capital deficiency. Our primary source of cash flow is generated from service revenue and sales of our disk automation systems. We have financed our operations through proceeds from our $11.0 million equity purchase agreement with Oasis Capital LLC (“Oasis”), private sales of equity securities and with borrowings under debt agreements. At March 31, 2021, we had cash of $493,000 compared to cash of $461,000 at December 31, 2020. As of March 31, 2021, we had a working capital deficit of $3.8 million reflecting a decrease of $426,000 in current assets and a decrease in current liabilities of $348,000. Cash management and preservation continue to be a top priority. We expect to incur negative operating cash flows as we work to maintain and increase our sales volume, and maintain operational efficiencies.
On February 3, 2021, the Company received loan proceeds in the amount of $447,400 (the “PPP Funds”) and entered into a loan agreement with Citizens National Bank of Texas pursuant to the CARES Act. The amount borrowed by the Company under the CARES Act is eligible to be forgiven provided that (a) the Company uses the PPP Funds during the eight to twenty-four week period after receipt thereof, and (b) the PPP Funds are only used to cover payroll costs (including benefits), and other allowed expenses. The amount of loan forgiveness will be reduced if, among other reasons, the Company does not maintain staffing or payroll levels. Principal and interest payments on any unforgiven portion of the PPP Loan will be deferred for 16-months, accrue interest at a fixed annual rate of 1.0% and carry a five-year maturity date.

On May 15, 2020, the Company entered into an equity purchase agreement and registration rights agreement with Oasis, to purchase from the Company up to $11.0 million common shares of the Company. Under the purchase agreement, the Company has the right to sell up to $11.0 million of its common shares to Oasis over a 36-month period. The Company will control the timing and amount of any sales to Oasis, and Oasis is obligated to make purchases in accordance with the purchase agreement, upon certain terms and conditions being met. The purchase agreement, which contains a floor price of $1.74 per common share, as amended on January 4, 2021, allows the Company to fund its needs in a more expedient and cost-effective manner, on the pricing terms set forth in the purchase agreement. The equity line is designed to provide capital to the Company as it is required. During the three months ended March 31, 2021, the Company issued 235,000 common shares to Oasis for gross proceeds of $552,000 under the terms and conditions of the equity purchase agreement. At March 31, 2021, the Company has issued from inception to date, in the aggregate, $1.1 million worth of common shares of the Company under the equity purchase agreement. In April 2021, the Company issued an additional 395,000 common shares to Oasis for gross proceeds of $792,000 under the terms and conditions of the Oasis equity purchase agreement.
Management has projected that cash on hand and use of equity purchase agreement may not be sufficient to allow the Company to continue operations beyond August 31, 2021 if we are unable to raise additional funding for operations. We expect our working capital needs to increase in the future as we continue to expand and enhance our operations. Our ability to raise additional funds through equity or debt financings or other sources may depend on the financial success of our current business and successful implementation of our key strategic initiatives, financial, economic and market conditions and other factors, some of which are beyond our control. No assurance can be given that we will be successful in raising the required capital at reasonable cost and at the required times, or at all. Further equity financings may have a dilutive effect on shareholders and any debt financing, if available, may require restrictions to be placed on our future financing and operating activities. If we require additional capital and are unsuccessful in raising that capital, we may not be able to continue our business operations and advance our growth initiatives, which could adversely impact our business, financial condition and results of operations.
Significant changes from the Company’s current forecasts, including but not limited to: (i) failure to comply with the terms and financial covenants in its debt facilities; (ii) shortfalls from projected sales levels; (iii) unexpected increases in product costs; (iv) increases in operating costs; (v) changes in the historical timing of collecting accounts receivable; and (vi) inability to maintain compliance with the requirements of the NASDAQ Capital Market and/or inability to maintain listing with the NASDAQ Capital Market could have a material adverse impact on the Company’s ability to access the level of funding necessary to continue its operations at current levels. If any of these events occurs or the Company is unable to generate sufficient cash from operations or financing sources, the Company may be forced to liquidate assets where possible and/or curtail, suspend or cease planned programs or operations generally or seek bankruptcy protection or be subject to an involuntary bankruptcy petition, any of, which would have a material adverse effect on the Company’s business, results of operations, financial position and liquidity.
As of March 31, 2021, our outstanding debt balance, including accrued interest, was as follows (in thousands):

	Maturity Date	Interest Rate	Amount Outstanding
Secured promissory note payable	6/24/2021	1.68%	$1,126
Paycheck Protection Program (PPP) Small Business Administration Loan	4/9/2022	1.0%	$674
Paycheck Protection Program (PPP) Small Business Administration Loan	2/3/2026	1.0%	$448
Oasis convertible note payable related party	3/10/2022	8.0%	$800
Line of credit	8/31/2021	6.5%	$—
All debt and credit facilities are denominated in U.S. dollars. Our line of credit facility contains standard borrowing conditions and can be recalled by the lenders if certain conditions are not met.

On October 5, 2020, the Company submitted the PPP loan forgiveness application, which is pending approval by the Lender. In accordance with the terms and conditions of the Flexibility Act, the Lender has 60 days from receipt of the completed application to issue a decision to the SBA. If the Lender determines that the borrower is entitled to forgiveness of some or all of the amount applied for under the statue and applicable regulations, the Lender must request payment from the SBA at the time the Lender issues its decision to the SBA. The SBA will, subject to any SBA review of the loan or loan application, remit the appropriate forgiveness amount to the Lender, plus any interest accrued through the date of payment, not later than 90 days after the Lender issues its decision to the SBA. Although the Company believes it is probable that the PPP Loan will be forgiven, the Company cannot currently provide any objective assurance that it will obtain forgiveness in whole or in part.
The following table shows a summary of our cash flows (used in) provided by operating activities, investing activities and financing activities (in thousands):

	Three Months Ended March 31,
	2021	2020
Net cash used in operating activities	$(881)	$(439)
Net cash used in investing activities	$—	$—
Net cash provided by financing activities	$913	$575
The use of cash during the first three months of 2021 was primarily a result of our net loss of $2.4 million, offset by $1.3 million in non-cash items, which included a penalty fee on our Series E Preferred Shares, amortization of debt issuance costs and amortization of intangible assets.
During the first three months of 2021, we received $552,000 from the issuance of common shares, $447,000 in proceeds from debt, 386,000 proceeds from warrants exercised, offset by net payments for the Company’s line of credit of $401,000 and payment of preferred dividends of $71,000. During the first three months of 2020, we received $575,000 in proceeds from issuance of convertible debt.
Off-Balance Sheet Information
During the ordinary course of business, we may provide standby letters of credit to third parties as required for certain transactions initiated by us. As of March 31, 2021, we had no standby letters of credit outstanding.
Critical Accounting Policies and Estimates
The preparation of financial statements and related disclosures in conformity with GAAP requires us to make judgments, assumptions and estimates that affect the amounts reported in our condensed consolidated financial statements and accompanying notes. We base our estimates on historical experience and various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates and such differences may be material.
We believe our critical accounting policies and estimates are those related to other indefinite-lived intangible assets, goodwill and intangible assets, research and development costs, revenue recognition, inventory valuation, warranty costs, legal and other contingencies. We consider these policies critical because they are both important to the portrayal of our financial condition and operating results, and they require us to make judgments and estimates about inherently uncertain matters. Our Company’s critical accounting policies and estimates used in the preparation of our consolidated financial statements are reviewed regularly by management. We believe certain of our accounting policies are critical to understanding our financial position and results of operations. There have been no significant changes to our critical accounting judgments, policies and estimates as described in our Annual Report on Form 20-F for the year ended December 31, 2020.
Recent Accounting Pronouncements
See Note 2 - Significant Accounting Policies to our condensed consolidated financial statements for information about recent accounting pronouncements.

Controls and Procedures
Disclosure Controls and Procedures
Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) or 15d-15(e) under the Exchange Act. Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective to give reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis as of the end of the period covered by this report.
Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting during the three months ended March 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Risk Factors.
An investment in our Company involves a high degree of risk. In addition to the risk factors and other information included or incorporated by reference to this report, you should carefully consider each of the risk factors described in our Annual Report on Form 20-F for the fiscal year ended December 31, 2020, which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. These risks and uncertainties are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. If any of the risks actually occur, our business and financial results could be harmed and the trading price of our common shares could decline.
Risks Related to our Business
If the SPAC that we sponsor does not complete an initial business combination, our entire investment may be lost (other than with respect to public shares we may acquire in the SPAC).
We intend to have a wholly-owned subsidiary sponsor special purposes acquisition companies. As part of such sponsorship, we would purchase certain founder shares of such SPAC. The founder shares, and any additional securities we purchase in the SPAC, will be worthless if we do not complete an initial business combination. The personal and financial interests of our officers and directors may influence their motivation in identifying and selecting a target business combination, completing an initial business combination and influencing the operation of the business following the initial business combination.
Risks Related to our Debt and Credit Facilities and our Liquidity
Our cash and other sources of liquidity may not be sufficient to fund our operations beyond August 31, 2021. If we raise additional funding through sales of equity or equity-based securities, your shares will be diluted. If we need additional funding for operations and we are unable to raise it, we may be forced to liquidate assets and/or curtail or cease operations or seek bankruptcy protection or be subject to an involuntary bankruptcy petition.
Management has projected that cash on hand and use of the equity purchase agreement may not be sufficient to allow the Company to continue operations beyond August 31, 2021 if we are unable to raise additional funding for operations. We expect our working capital needs to increase in the future as we continue to expand and enhance our operations. Our ability to raise additional funds through equity or debt financings or other sources may depend on the financial success of our current business and successful implementation of our key strategic initiatives, financial, economic and market conditions and other factors, some of which are beyond our control. No assurance can be given that we will be successful in raising the required capital at reasonable cost and at the required times, or at all. Further equity financings may have a dilutive effect on shareholders and any debt financing, if available, may require restrictions to be placed on our future financing and operating activities. If we require additional capital and are unsuccessful in raising that capital, we may not be able to continue our business operations and advance our growth initiatives, which could adversely impact our business, financial condition and results of operations.

If we raise additional funds by selling additional shares of our capital stock, or securities convertible into shares of our capital stock, the ownership interest of our existing shareholders will be diluted. The amount of dilution could be increased by the issuance of warrants or securities with other dilutive characteristics, such as anti-dilution clauses or price resets.
We urge you to review the additional information about our liquidity and capital resources in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this report. If our business ceases to continue as a going concern due to lack of available capital or otherwise, it could have a material adverse effect on our business, results of operations, financial position, and liquidity.
Risks Related to Our Public Company Status and Our Common Shares
Sales of common shares issuable upon exercise of outstanding warrants, the conversion of outstanding preferred shares, or the effectiveness of our registration statement may cause the market price of our common shares to decline. Currently outstanding preferred shares could adversely affect the rights of the holders of common shares.
As of March 31, 2021, we have in the aggregate 6,860,478 Preferred Shares outstanding. The conversion of the outstanding Preferred Shares will result in substantial dilution to our common shareholders. Pursuant to our articles of amalgamation, our Board of Directors has the authority to fix and determine the voting rights, rights of redemption and other rights and preferences of preferred stock.
Pursuant to the articles of amendment governing the rights and preferences of outstanding shares of Series B Preferred Shares, each preferred share (i) is convertible into our common shares, at a conversion rate equal to $1.00 per share, plus accrued and unpaid dividends, divided by an amount equal to 0.85 multiplied by a 15-day volume weighted average price per share of common stock prior to the date the conversion notice is provided, subject to a conversion price floor of $0.80, (ii) fixed, preferential, cumulative cash dividends at the rate of 8% of the Series B Preferred Shares subscription price per year, and (iii) carry a liquidation preference equal to the subscription price per Series B Preferred Share plus any accrued and unpaid dividends. On July 14, 2020, the Company entered into a lock-up agreement (the "Lock-up Agreement") with FBC Holdings with respect to the 6,500,000 Series B Preferred Shares of the Company owned by FBC Holdings. Pursuant to the terms of the Lock-up Agreement, FBC Holdings has agreed that for the period of time between (a) July 14, 2020 and (b) the earlier to occur of (i) April 30, 2021 and (ii) the date that is 180 days after a Change of Control (as defined in the Lock-up Agreement), it will not without the prior written consent of the Company convert any of the Series B Preferred Shares into common shares of the Company.
Pursuant to the articles of amendment governing the rights and preferences of outstanding shares of Series D Preferred Shares, each preferred share is convertible at the option of the holder thereof, into that number of our common shares determined by dividing the stated value of such share of Series D Preferred Stock (which is $0.65) by the conversion price. The initial conversion price, which is also $0.65, shall be adjusted in the event that we (i) pay a stock dividend or otherwise make a distribution or distributions payable in our common share, (ii) subdivide our outstanding common shares into a larger number of shares, (iii) combine (including by way of a reverse stock split) our outstanding common shares into a small number of shares, or (iv) issue, in the event of a reclassification of our common shares, any of our capital shares. Each shareholder of the Series D Preferred Shares, may, at any time, convert all or any part of the Series D Preferred Shares provided that after such conversion the common shares issuable, together with all the common shares held by the shareholder in the aggregate would not exceed 4.99% of the total number of outstanding common shares of the Company. This amount may be increased to 9.99% with 61 days’ notice to the Company. In the first quarter of 2021, the Company converted 895,000 Series D Preferred Shares and issued 895,000 common shares of the Company.

Pursuant to the articles of amendment governing the rights and preferences of outstanding shares of Series E Preferred Shares, each preferred share is convertible at the option of the holder thereof. The shareholder of the Series E Preferred Shares, may, at any time, convert all or any Series E Preferred Shares provided that the common shares issuable upon such conversion, together with all other common shares of the Company held by the shareholder in the aggregate, would not cause such shareholder’s ownership of the Company’s common shares to exceed 4.99% of the total number of outstanding common shares of the Company. This amount may be increased to 9.99% with 61 days’ notice to the Company. Each Series E Preferred Share has a stated value of $1,000 and is convertible into the Company’s common shares at a conversion price equal to the lower of (i) 70% of the average of the three lowest volume weighted average prices of the common shares during the ten trading days immediately preceding, but not including, the conversion date and (ii) $2.00; however, in no event shall the conversion price be lower than $1.00 per share. The Series E Preferred Shares are non-voting and pay dividends at a rate of 8.0% per annum, payable quarterly. On March 9, 2021, the Company converted 300 Series E Preferred shares and issued 197,798 common shares of the Company.
Additionally, as of March 31, 2021 the Company has warrants outstanding for the purchase of up to 2,042,564 common shares having a weighted-average exercise price of $2.64 per share. The sale of our common shares upon exercise of our outstanding warrants, the conversion of the preferred shares into common shares, or the sale of a significant amount of the common shares issued or issuable upon exercise of the warrants in the open market, or the perception that these sales may occur, could cause the market price of our common shares to decline or become highly volatile.